UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Completion of Vertical Spin-off

POSCO (the “Company”) approved the vertical Spin-off plan at the Extraordinary General Meeting of Shareholders as proposed on January 28, 2022 and therefore, spin off all business units, including those relating to the production and sale of steel (the “Spun-off Business Unit”), except for those business units relating to functions relating to a holding company, such as developing future business portfolios or managing the group’s businesses, from its existing businesses and establish POSCO (the “New Company”), and the Company shall survive such spin-off and change its trade name to POSCO Holdings Inc. (such surviving entity, the “Surviving Company”) and convert into a holding company within the meaning of the Monopoly Regulation and Fair Trade Act (the “FTL”).

In accordance with the resolution above, the Company has completed the Spin-off procedure, and the board of directors has decided that this notice will serve as a report of the spin-off to the general shareholders’ meeting pursuant to Article 530-12, 530-11(1) and 526(3) of the Korean Commercial Code.

1. Details of Spin-off

Classification	Company Name	Business Unit
Surviving Company	POSCO Holdings Inc.	Development of future business portfolios and management of group’s businesses

New Company	POSCO	Production and sale of steel

2. Schedule

Classification	Date
Date of resolution of the board of directors’ meeting to approve the Spin-off Plan	December 10, 2021
Date of submission of the report on major matters	December 10, 2021
Record date for determination of shareholders for the general shareholders’ meeting to approve the Spin-off Plan	December 27, 2021
Date of public notice on convocation of general shareholders’ meeting	January 5, 2022
Date of public notification on convocation of general shareholders’ meeting	January 13, 2022
Date of general shareholders’ meeting to approve the Spin-off Plan	January 28, 2022
Date of Spin-off	March 1, 2022
Date of the board meeting replacing general shareholder’s meeting to report the Spin-off and inaugural general meeting	March 2, 2022
Registration Date of Spin-off	March 2, 2022

3. Amount of capital to be reduced and reserves

Not applicable

4. Surviving Company has acquired all the new shares issued in the process of Spin-off

5. The name of the company is changed to POSCO Holding Inc. as of registration date of Spin-off

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: March 8, 2022	By	/s/ Chung, Kyung-Jin
(Signature)
		Name:	Chung, Kyung-Jin
		Title:	Executive Vice President